SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )


                       KENTUCKY MEDICAL INSURANCE COMPANY
                       ----------------------------------
                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, $2.80 PAR VALUE PER SHARE
                 -----------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    491359105
                                    ---------
                                 (CUSIP NUMBER)
                             Jill Kopin - Secretary
                               EQSF Advisers, Inc.
                   767 Third Avenue - New York, NY 10017-2023
                                  212/888-5222
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JANUARY 2, 1996
                                 ---------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)


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         CUSIP NO. 491359105                        13D                           PAGE 2 OF 7 PAGES
-------------------------------                                             -------------------------------

-----------------------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
         EQSF ADVISERS, INC.
         (EIN 13-3354359)

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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  [   ]
  2                                                                             (b)  [   ]

-----------------------------------------------------------------------------------------------------------------------
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         SEC USE ONLY
  3

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
  4
         N/A

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5      TO ITEMS 2(d) or 2(e)                                                       [   ]

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
  6
         NEW YORK CORPORATION

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                        SOLE VOTING POWER
                                 7      -0-


          NUMBER OF
                               ----------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------
            SHARES                      SHARED VOTING POWER
         BENEFICIALLY            8
           OWNED BY
                               ----------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------
             EACH                       SOLE DISPOSITIVE POWER
          REPORTING              9      -0-
            PERSON

                               ----------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------
             WITH                       SHARED DISPOSITIVE POWER
                                10

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11      -0-

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 12      CERTAIN SHARES*                                                             [   ]

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13      0%

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 14
         IA

-----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


-------------------------------                                             -------------------------------

         CUSIP NO. 491359105                        13D                           PAGE 3 OF 7 PAGES
-------------------------------                                             -------------------------------


-----------------------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
         MARTIN J. WHITMAN
         (###-##-####)

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  [   ]
  2                                                                             (b)  [   ]

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         SEC USE ONLY
  3

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
  4
         N/A

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5      TO ITEMS 2(d) or 2(e)                                                       [    ]

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
  6
         USA

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                        SOLE VOTING POWER
                                 7      NONE   (SEE ITEM 5)


          NUMBER OF
                               ----------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------
            SHARES                      SHARED VOTING POWER
         BENEFICIALLY            8      NONE
           OWNED BY
                               ----------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------
             EACH                       SOLE DISPOSITIVE POWER
          REPORTING              9      NONE  (SEE ITEM 5)
            PERSON

                               ----------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------
             WITH                       SHARED DISPOSITIVE POWER
                                10      NONE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11      -0-    (SEE ITEM 5)

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 12      CERTAIN SHARES*            SEE ITEM 5                                       [   ]

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13      -0-

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 14
         IN

-----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                                             -------------------------------

         CUSIP NO. 491359105                        13D                           PAGE 4 OF 7 PAGES
-------------------------------                                             -------------------------------

ITEM 1.  SECURITY AND ISSUER.
                  This statement relates to Class A common stock, par value
$2.80 per share ("Common Stock") of Kentucky Medical Insurance Company. The address of the principal executive offices of Issuer is: 303 North Hurstbourne
Parkway, Louisville, Kentucky 40222-5143.

ITEM 2.  IDENTITY AND BACKGROUND.
                  (A), (B) & (C) The name of the filers are EQSF Advisers, Inc., an investment adviser registered under the Investment Advisers Act of 1940, as amended ("EQSF") and Martin J. Whitman., the Chief Executive Officer and controlling person of EQSF. (EQSF and Martin J. Whitman are sometimes collectively referred to hereinafter as "Filer".) EQSF is a corporation organized under the laws of the state of New York. EQSF provides investment advisory and management services to Third Avenue Value Fund, Inc., an investment company registered under the Investment Company Act of 1940 (the "Fund"). The address of the principal executive office of EQSF and Mr. Whitman is: 767 Third
Avenue, New York, New York 10017.

                  The name, business address, present principal occupation or employment and citizenship of each of the directors and officers of EQSF are as follows:

Mr. Martin J. Whitman
767 Third Avenue
New York, New York 10017-2023

                  Mr. Whitman, a United States Citizen, is Chairman of the
Board, President and Chief Executive Officer of EQSF and holds an irrevocable proxy to vote all of the shares of EQSF. He is also:

o Chairman and Chief Executive Officer of the Fund. The principal address of the Fund is: 767 Third Avenue, New York, New York 10017-2023;

o  Chairman of the Board and Chief Investment Officer of Danielson Holding
   Corporation ("DHC"), a financial services holding company. The principal address of DHC is: 767 Third Avenue, New York, New York 10017-2023;

o Director of National American Insurance Company of California ("NAICC"), an insurance company subsidiary of DHC. The principal address of NAICC is: 19100
   Susana Road, Rancho Dominguez, California 90221;

-------------------------------                                             -------------------------------

         CUSIP NO. 491359105                        13D                           PAGE 5 OF 7 PAGES
-------------------------------                                             -------------------------------


MARTIN J. WHITMAN, CONTINUED

o Director of Danielson Trust Company ("DTC"), a trust company subsidiary of DHC. The principal address of DTC is: 525 B Street, 16th Floor, San Diego,
   California 92101-4492;

o Minority general partner of Carl Marks Management Company, L.P. ("CMMC"), an investment partnership. The principal address of CMMC is: 135 East 57th
   Street, New York, New York 10022;

o Managing Director of Whitman Heffernan Rhein & Co., Inc. ("WHR"), an investment and investment advisory firm. The principal address of WHR is: 767
   Third Avenue, New York, New York 10017-2023;

o Chairman and Chief Executive Officer of M.J. Whitman Holding Corp. ("MJWHC"), a holding company managing investment companies. The principal address of MJWHC is: 767 Third Avenue, New York, New York 10017-2023;

o Chairman and Chief Executive Officer of M.J. Whitman, Inc. ("MJWINC"), a registered broker/dealer. The principal address of MJWLP is: 767 Third
   Avenue, New York, New York 10017-2023;

o A Director of each of Herman's Holdings, Inc. ("HHI"), a holding company, and Herman's Sporting Goods, Inc. ("HSG"), a retail sporting goods chain subsidiary of HHI. The principal address of HHI is: 2 Park Place, Bronxville,
   New York 10708. The principal address of HSG is: 2 Germak Drive, Carteret,
   New Jersey 07008;

o  President and Chief Executive Officer of Martin J. Whitman & Co., Inc. ("MJW
   & Co."), a private investment company which, prior to 1991, was a registered broker/dealer. The principal address of MJW & Co. is: 767 Third Avenue, New
   York, New York 10017-2023.

o  A Director of Nabors Industries, Inc. ("Nabors"), an oil drilling concern.
   The principal address of Nabors is 515 West Greens Road, Houston, TX 77067.

o  Chairman and Chief Executive Officer of M.J. Whitman Advisers, Inc. ("MJW
   Advisers"), a registered investment adviser. The principal address of MJW
   Advisers is: 767 Third Avenue, New York, NY 10017-2023.

Mr. David Barse
767 Third Avenue
New York, New York 10017-2023

        Mr. Barse, a United States Citizen, is the Executive Vice President and a Director of EQSF. He is also President, Chief Operating Officer and a
   Director of MJWHC, MJWINC and MJW Advisers; Vice President and Secretary of
   Longstreet and MJW Marine Creek Corp., ("MJWMCC"), the general partner of a real estate investment partnership.

-------------------------------                                             -------------------------------

         CUSIP NO. 491359105                        13D                           PAGE 6 OF 7 PAGES
-------------------------------                                             -------------------------------

 Mr. Michael Carney
767 Third Avenue
New York, New York 10017-2023

                  Mr. Carney, a United States Citizen, is Treasurer and Chief
Financial Officer ("CFO") of EQSF, the Fund, MJW Advisers, MJW & Co. and MJWINC;
CFO of DHC, WHR, WHRMC, WHRLP, and Treasurer of Longstreet and MJW Marine Creek
Corp. Mr. Carney is also a Director of MJW Advisers, MJWINC and MJW Marine Creek
Corp.

Ms. Barbara Whitman
802 Mt. Vernon Avenue
Ann Arbor, MI  48103

                  Ms. Whitman is a director of EQSF and a United States citizen.

Ms. Jill Kopin
767 Third Avenue
New York, New York 10017-2023

                  Ms. Kopin, Secretary of EQSF, is Secretary and Administrator of the Fund. Ms. Kopin is a United States citizen.


                  (D) Filer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (E) Filer has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (F) EQSF is a corporation organized under the laws of the State of New York.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  N/A

ITEM 4.  PURPOSE OF TRANSACTION.
                  Michigan Physicians Mutual Liability acquired all outstanding shares of Issuer for $12.37 per share effective January 2, 1996.

-------------------------------                                             -------------------------------

         CUSIP NO. 491359105                        13D                           PAGE 7 OF 7 PAGES
-------------------------------                                             -------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  EQSF is the beneficial owner and has the sole power to vote and dispose of the shares of Common Stock of the Issuer held by the Fund. Mr.
Whitman may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by EQSF due to his control of EQSF.

                  Schedule 13D was originally filed on September 8, 1995 when the Filer owned an aggregate of 190,900 shares, or 9.53% of Common Stock of the Issuer. On January 2, 1996, Michigan Physicians Mutual Liability acquired all outstanding shares of Issuer for $12.37 per share dropping the Fund's aggregate share balance and percentage of ownership in the Issuer to zero.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  The powers of disposition and voting of Filer are held pursuant to a written agreement with the Fund. Copies of the pertinent provisions of such agreement are filed as Exhibits hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
                  (1)      Joint Filing Agreement
                  (2)      Investment Advisory Contract



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      February 14, 1996
                                               ---------------------------------
                                                           (DATE)


                                            By: /s/     MARTIN J. WHITMAN
                                                --------------------------------
                                                Martin J. Whitman, President

                                    EXHIBIT 1




                             JOINT FILING AGREEMENT
                             ----------------------


                  In accordance with Rule 13d-1 (f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Third Avenue Value Fund, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 1996.



                                            EQSF ADVISERS, INC.

                                            By: /s/     MARTIN J. WHITMAN
                                                --------------------------------
                                                   Martin J. Whitman
                                                   Chairman, President and
                                                   Chief Executive Officer






                                                /s/     MARTIN J. WHITMAN
                                                --------------------------------
                                                   Martin J. Whitman

                          INVESTMENT ADVISORY AGREEMENT



         INVESTMENT ADVISORY AGREEMENT (the "Agreement") made this 26th day of April 1995, by and between THIRD AVENUE VALUE FUND, INC., a Maryland corporation (the "Fund"), and EQSF ADVISERS, INC., a New York corporation (the "Adviser").

                                    RECITALS:

         The Fund and the Adviser wish to enter into an Agreement setting forth the terms and conditions under which the Adviser will perform certain investment advisory and management services for the Fund, and be compensated for such services by the Fund.

         NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the Fund and the Adviser hereby agree as follows:

1.       INVESTMENT ADVISORY SERVICES.

         1.1 During the Term of this Agreement (as such term is defined in Section 6 hereof), the Adviser shall serve as the investment adviser (within the meaning of the Investment Advisers Act of 1940, as amended) of the Fund. In such capacity, the Adviser shall render the following services and perform the following functions for and on behalf of the Fund:

                  (a) Furnish continuous advice and recommendations to the Fund with respect to the acquisition, holding or disposition of any or all of the securities or other assets which the Fund may own or contemplate acquiring from time to time;

                  (b) Cause its officers to attend meetings and furnish oral or written reports, as the Fund reasonably may request, in order to keep the Directors and appropriate officers of the Fund fully informed regarding the investment portfolio of the Fund, the investment recommendations of the Adviser, and the considerations which form the basis for such recommendations; and

                  (c) Supervise the purchase and sale of securities in accordance with the direction of the appropriate officers of the Fund.

         1.2 The services of the Adviser to the Fund are not exclusive, and nothing contained herein shall be deemed or construed to prohibit, limit, or otherwise restrict the Adviser from rendering investment or other advisory services to any third person, whether similar to those to be provided to the Fund hereunder or otherwise.

                                 -1-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

2.       COMPENSATION OF ADVISER.

         2.1 For its services hereunder, the Fund shall pay the Adviser a fee (the "Fee"), payable monthly in arrears, in an amount which shall be calculated as follows, subject to the provisions of Sections 2.2 and 5 hereof:

                  (a) 1/12 of .90% of the average daily net assets of the Fund for such month.

         2.2 Notwithstanding the provisions of Section 2.1 hereof, the amount of Fee to be paid with respect to the first and last months of this Agreement shall be pro rated based on the number of calendar days in such quarter.

3.       EXPENSES PAID BY THE ADVISER.

         3.1 Subject to the provisions of Section 3.2 hereof, the Adviser shall pay the following expenses relating to the management and operation of the Fund:

                  (a) All reasonable fees, charges, costs and expenses (collectively, "Costs") and all reasonable compensation of all officers and directors of the Fund relating to the performance of their duties to the Fund; provided, however, that the Adviser shall not pay any such amounts to any Outside Directors (for purposes of this Agreement, an "Outside Director" is any director of the Fund who is not an "Interested Person," within the meaning of
Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act")); and provided, further, that in the event that any person serving as an officer of the Fund has both executive duties attendant to such office and administrative duties to the Fund apart from such office, the Adviser shall not pay any amounts relating to the performance of such administrative duties;

                  (b) All Costs of office equipment and personnel necessary for and allocable to the performance of the obligations of the Adviser hereunder.

         3.2 Except as provided in this Section 3 and in Section 5 hereof, nothing contained in this Agreement shall be deemed or construed to impose upon the Adviser any obligation to incur, pay, or reimburse the Fund for any other Costs of or relating to the Fund.


4.       EXPENSES PAID BY THE FUND.

         4.1 Except as provided in Section 3 and Section 5 hereof, the Fund hereby assumes and shall pay all fees, costs and expenses incurred by, or on behalf, or for the benefit of the Fund, including without limitation:

                  (a)      All Costs of any custodian or depository;

                  (b) All Costs for bookkeeping, accounting and auditors' services;

                                 -2-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

                  (c) All Costs of leased office space of or allocable to the Fund within the offices of the Adviser or in such other place as may be mutually agreed upon between the parties from time to time; and

                  (d) All Costs of any transfer agent and registrar of shares of the Fund ("Shares");

                  (e) All Costs incurred by any Outside Director of the Fund in connection with the performance of his duties relating to the affairs of the Fund in such capacity as an Outside Director of the Fund, and Costs relating to the performance by any officer of the Fund, performing administrative duties on behalf of the Fund apart from such office, all in accordance with Section 3.1(a) hereof;

                  (f) All brokers' commissions and other Costs incurred in connection with the execution of Fund portfolio transactions;

                  (g) All taxes and other Costs payable by or on behalf of the Fund to federal, state or other governmental agencies;

                  (h) All Costs of printing, recording and transferring certificates representing Shares;

                  (i) All Costs in connection with the registration of the Fund and the Shares with the Securities and Exchange Commission ("SEC"), and the continuous maintenance of the effectiveness of such registrations, and the registration and qualification of shares of the Fund under state or other securities laws, including, without limitation, the preparation and printing of registration statements, prospectuses and statements of additional information for filing with the SEC and other authorities;

                  (j) All Costs of preparing, printing and mailing prospectuses, statements of additional information and reports to holders of Shares;

                  (k) All Costs of shareholders' and Directors' meetings and of preparing, printing and mailing all information and documents, including without limitation all notices, financial reports and proxy materials, to holders of Shares;

                  (l) All Costs of legal counsel for the Fund and for Directors of the Fund in connection with the rendering of legal advice to or on behalf of the Fund, including, without limitation, legal services rendered in connection with the Fund's existence, corporate and financial structure and relations with its shareholders, registrations and qualifications of securities under federal, state and other laws, issues of securities, expenses which the Fund has herein assumed whether customary or not, and extraordinary matters, including, without limitation, any litigation involving the Fund, Directors, or officers of the Fund relating to the affairs of the Fund, employees or agents of the Fund; and

                  (m) All Costs of filing annual and other reports with the SEC and other regulatory authorities. In the event that the Adviser provides any of the foregoing services or pays any of these expenses, the Fund promptly shall reimburse the Adviser therefor.


                                 -3-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

5.       LIMITATIONS ON EXPENSES OF THE FUND.

         5.1 The Adviser shall reimburse the Fund for all amounts paid by the Fund in excess of the level of expenses which the Fund is permitted to bear under the most restrictive expense limitation imposed (and not waived) on the Fund by any state in which shares of the Fund are then qualified for sale (the "Expense Limitation") with respect to a fiscal year promptly after the end of such fiscal year; provided, however, that the Fund shall provide such documentation with respect thereto as the Adviser reasonably may request.

         5.2 (a) For purposes of Section 5.1 hereof, the "Expense Limitation" shall mean and include, with respect to any fiscal year, the total cost to the Fund for normal operating expenses of the Fund including, without limitation, the investment advisory fee and the fee for administrative services, the Costs of leased office space, the Costs of the Fund's custodian, transfer agent, registrar, auditors and legal counsel, printing expenses, regulatory compliance expenses incurred in connection with the sale of shares of the Fund and any Costs paid by the Fund to the Directors of the Fund who are not Interested Persons, but excluding all interest and all federal, state and local taxes (including without limitation, stamp, excise, income, franchise and similar taxes), less the amount of any redemption fees charged upon the redemption of shares of the Fund,

                  (b) For purposes of determining the amount of the Expense Limitation, all expenses of the Fund shall be calculated and accrued monthly, subject to the provisions of subsections (i) through (iv) below.

                           (i)      In the event that the accrued  expenses of
the Fund in any month exceed the pro rata portion of the Expense Limitation for such month based upon the average daily net assets from the beginning of the fiscal year through the end of the month for which the calculation is being made (such pro rata portion being referred to herein as the "Monthly Limit"), then an amount equal to such month's excess shall be withheld from the Fee paid with respect to such month.

                           (ii)     Notwithstanding the provisions of subsection
(i) above, in the event that the accrued expenses of the Fund in any month exceed the Monthly Limit by more than the amount of the Fee which otherwise would be paid with respect to such month, then the Adviser promptly shall pay the Fund an amount equal to the amount by which such expenses exceed such Fee.

                           (iii)    For as long as there  remains  any unpaid
Fee  amounts  outstanding  which have been withheld pursuant to subsections
(i) and (ii) above, then, at the end of each month in which the accrued expenses of the Fund are less than the Monthly Limit, the Fund shall make payments to the Adviser in respect of the Fee amounts withheld, in each instance up to the applicable Monthly Limit.

                           (iv)     In the event and to the extent applicable,
the Adviser and the Fund shall make all adjusting payments to the other in respect of their respective payment obligations hereunder as soon as reasonably practicable after the end of the relevant fiscal year.


                                 -4-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

6.       TERM; TERMINATION.

         6.1 This Agreement shall continue in effect, unless sooner terminated in accordance with the provisions of Section 6.2 hereof, for a period of two years beginning the date hereof, and shall continue in effect from year to year thereafter (collectively, the "Term"); provided, however, that any such continuation shall be expressly approved at least annually either by the Board of Directors of the Fund, including a majority of the directors who are not parties hereto or Interested Persons of any such party, cast at a meeting called for the purpose of voting on such renewal, or the affirmative vote of a majority of the Outstanding Voting Securities (as such term is defined in Section 2(a)(42) of the 1940 Act) of the Fund.

                  (a) Any continuation of this Agreement pursuant to Section 6.1 hereof shall be deemed to be specifically approved if such approval occurs:

                           (i)      with respect to the first continuation
hereof, during the 60 days prior to and including the earlier of (A) the date specified herein for the termination of this Agreement in the absence of such approval, or (B) the second anniversary of the execution of this Agreement; and

                           (ii)     with respect to any subsequent  continuation
hereof, during the 60 days prior to and including the first anniversary of the date upon which the most recent previous annual continuance of this Agreement became effective; or

                           (iii)    at such other date or time  provided in or
permitted by Rule 15a-2 of the 1940 Act.

         6.2 This Agreement may be terminated at any time, without penalty, as follows:

                  (a) By a majority of the directors of the Fund who are not parties hereto or Interested Persons of any such party, or by the affirmative vote of a majority of the Outstanding Voting Securities of the Fund, upon at least 60 days' prior written notice to the Adviser at its principal place of business; and

                  (b) By the Adviser, upon at least 60 days' written notice to the Fund at its principal place of business.


7. RETENTION OF CONTROL BY FUND. The Fund acknowledges that the investment advice and recommendations to be provided by the Adviser hereunder are advisory in nature only. The Fund further acknowledges that, at all times during the Term hereof, the Fund (and not the Adviser) shall retain full control over the investment policies of the Fund. Nothing contained herein shall be deemed or construed to limit, prohibit or restrict the right or ability of the directors of the Fund to delegate to the appropriate officers of the Fund, or to a committee of directors of the Fund, the power to authorize purchases, sales or other actions affecting the portfolio of the Fund between meetings of the Board of Directors of the Fund; provided, however, that all such purchases, sales or


                                 -5-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

other actions so taken during such time shall be consistent with the investment policy of the Fund and shall be reported to the Board of Directors of the Fund at its next regularly scheduled meeting.


8.       BROKERS AND BROKERAGE COMMISSIONS.

         8.1 For purposes of this Agreement, brokerage commissions paid by the Fund upon the purchase or sale of the Fund's portfolio securities shall be considered a cost of securities of the Fund and shall be paid by the Fund in accordance with Section 4.1(e) hereof.

         8.2 The Adviser shall place Fund portfolio transactions with brokers and dealers who render satisfactory service in the execution of orders at the most favorable prices and at reasonable commission rates; provided, however, that the Adviser may pay a broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another broker or dealer would have charged for effecting such transaction, if the Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, in terms of either that particular transaction or the overall responsibilities of the Adviser.

         8.3 In placing portfolio business with broker-dealers for or on behalf of the Fund, the Adviser shall seek the best execution of each such transaction, and all such brokerage placements shall be consistent with the Rules of Fair Practice of the National Association of Securities Dealers, Inc. Notwithstanding the foregoing, the Fund shall retain the right to direct the placement of all portfolio transactions for or on behalf of the Fund, and, in furtherance thereof, the Fund may establish policies or guidelines to be followed by the Adviser in its placement of Fund portfolio transactions pursuant to the foregoing provisions. The Adviser shall report to the Board of Directors of the Fund at least on a quarterly basis regarding the placement of Fund portfolio transactions.

         8.4 The Adviser shall not deal with any affiliate in any transaction hereunder in which such affiliate acts as a principal, nor shall the Adviser, in rendering services to the Fund hereunder, execute any negotiated trade with any affiliate if execution thereof involves such affiliate's acting as a principal with respect to any part of an order for or on behalf of the Fund.

9. PURCHASES BY AFFILIATES. Neither the Adviser nor any officer or director thereof shall take a short position in Shares of the Fund. Any direct purchase of Shares of the Fund by any officer or director of the Fund (or by any deferred benefit plan established for the benefit of such officer or director) shall be made for investment purposes at the current price for such Shares available to the public.

10. ASSIGNMENT. This Agreement may not be assigned by either party hereto. This Agreement shall terminate automatically in the event of any assignment (as such term is defined in Section 2(a)(4) of the 1940 Act). Any attempted assignment of this Agreement shall be of no force and effect.


                                 -6-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

11. AMENDMENTS. This Agreement may be amended in writing signed by both parties hereto; provided, however, that no such amendment shall be effective unless approved by a majority of the directors of the Fund who are not parties hereto or Interested Persons of any such party cast at a meeting called for the purpose of voting on such amendment and by the affirmative vote of a majority of the outstanding Voting Securities of the Fund.

12. GOVERNING LAW. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York, without reference to the conflict of laws provisions thereof. In the event of any inconsistency between this Agreement and the 1940 Act, the 1940 Act shall govern, and the inconsistent provisions of this Agreement shall be construed so as to eliminate such inconsistency.


         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                            The Fund:

                                            THIRD AVENUE VALUE FUND, INC.



                                            By:   /s/ MICHAEL CARNEY
                                                  ---------------------------
                                                  Michael Carney
                                                  Chief Financial Officer and
                                                  Treasurer


                                            The Adviser:

                                            EQSF ADVISERS, INC.



                                            By:   /s/ MARTIN J. WHITMAN
                                                  ----------------------------
                                                  Martin J. Whitman, President




                                 -7-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.